UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement, dated August 7, 2017

Item 1

ISRAEL CHEMICALS LTD.

NOTICE OF

EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Extraordinary General Meeting of Shareholders (the “Meeting”) of Israel Chemicals Ltd. (the “Company”) will be held on September 14, 2017, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22 Floor, Tel Aviv, Israel, for the following purposes:

(1)	Approval of the Company's engagement in directors and officers insurance policies, as a framework transaction, for a period of three years starting September 1, 2017.

Shareholders of record at the close of business on August 14, 2017 (the “Record Date”) are entitled to participate in, and to vote at, the Meeting and any adjournments or postponements thereof. All shareholders are cordially invited to attend the Meeting in person.

Shareholders who will not attend the Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly and no later than the Cut-Off Date (as defined below) in the pre-addressed envelope provided. No postage is required if mailed in the United States. To be valid, a proxy must be properly executed and received by the Company not less than 4 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting (the “Cut-Off Date”).

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority ("ISA") to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

If your shares are held in a stock brokerage account or by a bank or other holder of record (other than through a member of the TASE), you are considered the beneficial owner of shares held in “street name.” The street name holder of record will provide you with instructions that you must follow in order to have your shares voted.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: August 7, 2017

ISRAEL CHEMICALS LTD.

PROXY STATEMENT

This Proxy Statement is furnished to the holders of Ordinary Shares, par value NIS 1.00 per share (the “Ordinary Shares”), of Israel Chemicals Ltd. (the “Company” or "ICL") in connection with the solicitation by the Board of Directors of the Company (the “Board of Directors” or “Board”) of proxies for use at the Extraordinary General Meeting of Shareholders (the “Meeting”), or at any adjournment thereof, pursuant to the accompanying Notice of the Extraordinary General Meeting of Shareholders. The Meeting will be held on, September 14, 2017, at 10:00 a.m. (Israel time), at the offices of the Company, Millennium Tower, 23 Aranha Street, 22 Floor, Tel Aviv, Israel.

The agenda of the Meeting will be as follows:

(1)	Approval of the Company's engagement in directors and officers insurance policies, as a framework transaction, for a period of three years starting September 1, 2017.

The Company currently is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies may vote in accordance with their judgment on such matters. As more fully described in this Proxy Statement, shareholders may present proposals for consideration at the Meeting by submitting their proposals to the Company no later than August 14, 2017.

A form of proxy for use at the Meeting is enclosed. Unless otherwise indicated specifically on the form of proxy, Ordinary Shares represented by any proxy in the enclosed form will be voted in favor of all the matters to be presented at the Meeting, as recommended by the Board. To be valid, a proxy must be properly executed and received by the Company not less than 4 hours prior to the time scheduled for the Meeting, unless a shorter period is determined by the chairman of the Meeting (the "Cut-Off Date").

If a shareholder’s shares are held through a member of the Tel Aviv Stock Exchange (“TASE”), such shareholder should deliver or mail (via registered mail) his, her or its completed Hebrew written ballot (in the form filed by the Company via MAGNA, the online platform of the Israel Securities Authority (“MAGNA” and “ISA”, respectively) to the offices of the Company not less than 4 hours prior to the time scheduled for the Meeting, at the address set forth above, attention: Lisa Haimovitz, Senior Vice President, Global General Counsel and Corporate Secretary, together with a proof of ownership (ishur baalut), as of the Record Date, issued by that member of the TASE. Alternatively, shares held via a TASE member may be voted electronically via the ISA's electronic voting system, up to 6 hours before the time fixed for the Meeting. Shareholders should receive instructions about electronic voting from the TASE member through which they hold their shares.

Shareholders may revoke the authority granted by their execution of proxies by delivering to the Company a written notice of revocation or duly executed proxy bearing a later date, provided such revocation notice or later-dated proxy is received by the Company at least 48 hours before the Meeting, or by voting in person at the Meeting. On the matter considered at the Meeting, abstentions will be treated as neither a vote “for” nor “against” the matter, although they will be counted in determining whether a quorum is present.

Proxies for use at the Meeting are being solicited by the Board of Directors of the Company. Only shareholders of record at the close of business on August, 14, 2017 (the “Record Date”) will be entitled to vote at the Meeting. Proxies are being mailed to shareholders on or about August 15, 2017 and will be solicited mainly by mail. However, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefor, may solicit proxies by telephone, e-mail or other personal contact. The Company will bear the cost for the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

On August 6, 2017, 1,278,327,508 Ordinary Shares were outstanding. Subject to the voting restrictions described below, each Ordinary Share is entitled to one vote upon each of the matters to be presented at the Meeting. Two or more shareholders holding in the aggregate more than 50% of the outstanding voting power in the Company, present in person or by proxy and entitled to vote, will constitute a quorum at the Meeting. If within half an hour from the time scheduled for the Meeting, a quorum is not present, the Meeting shall be adjourned to the same day in the next week, at the same time and place. If a quorum is not present within half an hour from the time scheduled for the adjourned meeting, then two shareholders with voting rights, who collectively hold at least one-third of the Company’s issued share capital, who are present, in person or by proxy, shall be a quorum and be permitted to discuss and decide on the issues for which the Meeting was convened.

Joint holders of Ordinary Shares should take note that, pursuant to Article 75 of the Articles of Association of the Company, the vote of the most senior of such joint holders who tenders a vote, in person or by proxy, will be accepted to the exclusion of the vote(s) of the other joint holder(s). For this purpose, seniority will be determined by the order in which the names stand in the Company’s Shareholders Register.

PRINCIPAL ORDINARY SHAREHOLDERS

        The following table presents as of August 6, 2017 (unless otherwise noted below) the beneficial ownership of our Ordinary Shares by each person who is known by us to be the beneficial owner of 5% or more of our outstanding Ordinary Shares. The data presented is based on information provided to us by the holders or disclosed in public regulatory filings.

Ordinary Shares Beneficially Owned(1)
Shareholder	Number	Percentage

Israel Corporation Ltd.(2)	587,178,761	45.93%
Potash Corporation of Saskatchewan Inc.(3)	176,088,630	13.77%

(1)	The percentages shown are based on 1,278,327,508 Ordinary Shares issued and outstanding as of August 6, 2017 (after excluding shares held by us or our subsidiaries).

(2)	Our controlling shareholder is Israel Corporation Ltd. (“Israel Corp.”), a public company listed on the TASE. Based on the information we received from Israel Corp., Millennium Investments Elad Ltd. (“Millennium”) and Mr. Idan Ofer are considered as controlling shareholders jointly of Israel Corp. for purposes of the Israeli Securities Law (each of Millennium and Mr. Ofer hold shares in Israel Corp. directly, and Mr. Ofer serves as a director of Millennium and has an indirect interest in it as the beneficiary of a foreign discretionary trust that has indirect control of Millennium as detailed below). A discretionary trust in which Mr. Idan Ofer is the beneficiary, indirectly holds 80% of the economic interest in Millennium, which holds approx. 46.9% of the issued and outstanding shares of Israel Corp. The foregoing discretionary trust, also indirectly holds an additional approx. 0.74% of the issued and outstanding shares of Israel Corp. A second discretionary trust in which Mr. Ofer is a prime beneficiary, controls 50% of the ordinary share capital of XT Holdings Ltd. (“XT Holdings”), which indirectly holds (i) 20% of the economic interest in Millennium, and (ii) approx. 1.92% of the issued and outstanding shares of Israel Corp. Mr. Ofer also owns directly approx. 3.85% of the issued and outstanding shares of Israel Corp. Furthermore, XT Holdings indirectly holds approx. 0.03% of our share capital (namely, 377,662 Ordinary Shares). Each of the foregoing persons disclaims beneficial ownership of any securities of ICL held by Israel Corp., except to the extent of its pecuniary interest therein, if any, excludes 26,488,268 Ordinary Shares currently subject to certain forward sales agreements. Israel Corp. does not currently have voting rights or dispositive power with respect to the Ordinary Shares subject to the forward sales agreements, which shares have been made available for the forward counterparties. Under such agreements, Israel Corp. will not regain voting rights and dispositive power with respect to all or a portion of such Ordinary Shares ("physical settlement") unless it informs the forward counter parties otherwise at the relevant settlement dates specified in such agreements. As of the date hereof, settlement under such forward sales agreements has begun and is expected to continue to be executed in components, on a number of settlement dates over a period of approx. 2.17 years. Even though Israel Corp. has less than 50% of our Ordinary Shares, it still has a major impact on the Meeting and will de facto have the power to appoint directors and have a strong influence upon the composition of our Board of Directors.

(3)	Potash Corporation of Saskatchewan Inc., is a Canadian corporation whose shares are listed for trading on the Toronto Stock Exchange and the NYSE.

Executive Compensation

For information regarding compensation paid to our five highest compensated officers in 2016, please see “Item 6. Directors, Senior Management and Employees – B. Compensation” in our 2016 Annual Report on Form 20-F (the “2016 20-F”) and filed with the U.S. Securities and Exchange Commission (“SEC”) on March 16, 2017.

PROPOSAL

Item 1 – Approval of the Company's engagement in directors and officers insurance policies, as a framework transaction, for a period of three years starting September 1, 2017, in accordance with the terms detailed below.

In May 2014, the Company's shareholders approved, as a "framework transaction", as defined in Regulation 1(3) of the Companies Regulations (Easements in Transactions with Interested Parties) – 2000 (the "Companies Regulations (Easements)"), the engagement of the Company in directors and officers insurance policies that cover the liability of the directors and officers for two tier coverage, for a period of up to three years from the date of listing the Company's shares on the NYSE (September 23, 2014) (the "Joint Framework"). For more information about the Joint Framework, please see the immediate report that was released by the company at April 1, 2014 (Reference number 2014-01-035505).

In accordance with the aforementioned Joint Framework, and in accordance with the Company's Compensation Policy, the Company renewed the insurance policy from time to time (see the Company's immediate reports from October 21, 2014, October 14, 2015 and August 31, 2016 (reference numbers 2014-01-178734, 2015-02 -134487, 2016-02-115600, respectively)).

The current directors and officers insurance policy includes a liability limit of $220 million for both tiers; the limit is per event and in the aggregate. Out of the $220 million, $20 million are a joint primary tier with Israel Corp. and the allocation of the premium for the joint tier between the companies is the ratio of 70% to ICL and 30% to Israel Corp. The rest of the liability limit ($200 million) is a separate limit for ICL only. The current insurance policy is valid until August 31, 2017.

It is hereby proposed to approve the Company's engagement in directors and officers insurance policies, during a period of up to three years, starting September 1, 2017, in accordance with the terms detailed below:

The insurance policies will include a two tier insurance coverage of directors and officers liability, as follows (the "Framework Transaction"):

(i)	The joint tier - The insurance policy will insure the liability of the directors and officers of the ICL Group, who are serving at the ICL Group and who will serve at the ICL Group from time to time (including directors and officers who are considered to be controlling shareholders or that the controlling shareholders of the Company may be considered to have a personal interest in the inclusion of officers in the insurance policies), as well as their liability in their tenure, at the request of the Company or on its behalf, in companies held by it, directly or indirectly, in which they were appointed or will be appointed by ICL Group or on its behalf, as well as the liability of the directors and officers of Israel Corp., who are serving at the Israel Corp. and who will serve at the Israel Corp. from time to time, as well as their liability in their tenure, at the request of the Israel Corp. or on its behalf, in companies held by it, directly or indirectly, in which they were appointed or will be appointed by Israel Corp. Group or on its behalf (excluding ICL Group) (together: "Israel Corporation Group"), all as will be from time to time. The insurance coverage at the joint tier will be at a liability limit of up to 20 million USD per event and per period.

(ii)	The separate tier - The insurance policy will insure the liability of the directors and officers of the ICL Group, who are serving at the ICL Group and who will serve at the ICL Group from time to time (including directors and officers who are considered to be controlling shareholders or that the controlling shareholders of the Company may be considered to have a personal interest in the inclusion of officers in the insurance policies), as well as their liability in their tenure, at the request of the Company or on its behalf, in companies held by it, directly or indirectly, in which they were appointed or will be appointed by ICL Group or on its behalf, under the terms of the customary cover for this type of insurance. The insurance coverage in the separate tier will have a liability limit of up to 350 million USD per event and per period. (In alliance with the insurance coverage limit in the Company’s Compensation Policy).

The directors and officers of the ICL Group will be beneficiaries in both aforementioned tiers.

The deductible amounts to be determined in the insurance policies, for the joint tier and the separate tier, shall not exceed the customary rate in the insurance market for transactions of this type and this volume, as of the date of the engagement.

The division of liability in payment of the insurance premium between the Company and the Israel Corporation Group in the joint tier will be as follows: The Company - 70%; Israel Corporation Group - 30%. The Compensation Committee and the Board of Directors will have the authority to approve changes from time to time in connection with the rate of the premium distribution between the ICL Group and the Israel Corporation Group in respect of the joint tier, as recommended by the insurers and/or brokers, provided that the new rate of the premium distribution will not exceed 25% over the entire transaction period. Deviation from these limits shall require the Shareholders’ approval.

The cost of the annual premium shall not exceed a cap of 1,250,000 USD for both tiers and the annual premium to be paid by the Company for the insurance year shall not exceed the aforementioned premium amount by more than 25% each year. Deviation from these limits shall require the Shareholders’ approval.

Similar to the approval of the aforesaid at the Shareholders Meeting held in 2014, the decision to approve the Company's engagement in insurance policies, as stated, including the decision regarding the division of the liability for payment of the insurance premium between the Company and the Israel Corp., will constitute as a "framework transaction", as defined in Regulation 1(3) of the Companies Regulations (Easements), which enables the Company, within 3 years from September 1, 2017, to engage in directors and officers insurance policies, whether by purchasing new insurance policies or extensions or renewals of existing insurance policies in the future every year (or at other times upon which it will be decided In accordance with the needs of the Company) from any insurance company in Israel and/or abroad. The purchase of the directors and officers insurance policies, as aforesaid, is conditioned upon the approval of the Compensation Committee and the Board of Directors of the Company, as needed, that the terms for the purchase of the policies comply with the terms of the Framework Transaction, with the Compensation Committee and the Board of Directors having the authority to change, from time to time, the amount of coverage, premium amounts and premium distribution rate between the ICL Group and the Israel Corporation Group, subject to the conditions detailed above and subject to the Company's Compensation Policy, as it will be from time to time.

The Compensation Committee and the Board of Directors of the Company approved the Company's engagement in insurance policies, as a framework transaction, for a period of three years starting September 1, 2017, as described in Item 1 of the Proxy Statement, based on the following considerations:

1.	Providing insurance coverage for directors and officers in the Company is for the best interest of the Company, since it enables directors and officers in the Company to perform their duties properly and for the best interest of the Company, taking into account the risks involved in the Company's activity and the personal responsibility imposed by law on officers and directors of the Company, in particular due to their activities as directors and officers in the Company;

2.	Engagement in a liability insurance for directors and officers is customary among public companies in Israel;

3.	The terms of the Framework Transaction, as described in Item 1 of the Proxy Statement, including the scope of the insurance coverage and the premium amount, were determined according to the Company's assessment, after consulting with its insurance advisors and based on the insurers assessment, in accordance with the existing risks, taking into consideration that the Company's shares are listed for trading on the Tel-Aviv Stock Exchange and on a the New York Stock Exchange ("NYSE"), in accordance with the Company's Compensation Policy and taking into consideration the Company's needs and operations, and noting that the insurance market is characterized by volatility and operates as a State of market demand and supply;

4.	The purchase of an insurance together with the Israel Corp., the controlling shareholder of the Company, is intended to enable the efficient and proper utilization of the Group's size and reduces the costs of the insurance premium. The joint insurance tier between the ICL Group and the Israel Corporation Group is designed to ensure that a claim filed against those two companies together will be handled by the insurance companies uniformly and coordinated. The distribution rate maximum liability in respect of the premium between the ICL Group and the Israel Corporation Group relative to the joint tier is determined based on the assessment of the Company's insurers;

5.	The terms of the insurance policies are reasonable considering the nature of the Company and the scope of its activity, as well as the existing insurance risks, taking into consideration that the Company's shares are listed for trading on the Tel-Aviv Stock Exchange and on the NYSE, and are identical to all of the directors and officers in the Company. In addition, the terms of the insurance policies are within the limits prescribed in the Compensation Policy; and

6.	The Audit Committee and the Board of Directors determined that the acquisition of insurance policies is in alignment with the terms of the Framework Transaction detailed above for the Company's directors and officers liability, does not constitute as a "distribution", as defined in the Companies Law, and there is no concern that the engagement will prevent the ability of the Company to fulfil its existing and expected obligations, when their due date will arrive.

In light of all the foregoing, the members of the compensation Committee and the Board of Directors of the Company stated that the proposed engagement of the Company in the insurance policies, as a framework transaction, for a period of three years starting September 1, 2017, is reasonable and is in the best interest of the company.

Required Approval

Pursuant to the Israeli Companies Law, the approval of this resolution requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed 2% of the outstanding voting rights in the Company.

The Israeli Companies Law requires that each shareholder voting on this proposal specifically indicate whether or not the shareholder has such a personal interest. Otherwise, the shareholder is not eligible to vote on this proposal. According to the Israeli Companies Law, a “personal interest” of a shareholder (i) includes a personal interest of the shareholder and any members of the shareholder’s family, family members of the shareholder’s spouse, or a spouse of any of the foregoing, or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the CEO, owns at least 5% of the shares or holds 5% of the voting rights or has the right to appoint a director or the CEO, (ii) includes a personal interest of anyone voting by proxy or granting a proxy with respect to the proposal and (iii) excludes an interest arising solely from the ownership of our Ordinary Shares.

A shareholder shall notify the Company prior to the Meeting, whether the shareholder constitutes a controlling shareholder in the Company or has a personal interest in the proposal or not, as a condition for that shareholder's right to vote and be counted. Shareholders who will not attend the Meeting in person should follow the instructions on the form of proxy card or form of written ballot or ISA's electronic voting system form, as applicable, to indicate whether or not they have a personal interest in this matter.

Our controlling shareholders may have a personal interest in the approval of the insurance policies, in light of its being a party to the new insurance policies that the Company will engage in under the terms of the Framework Transaction and also because certain directors of the Company and its subsidiaries also serve as officers in the controlling shareholder and are beneficiaries of the aforementioned new insurance policies. Accordingly, pursuant to the Israeli Companies Law, the approval of the insurance policies with the controlling shareholders for a period of three years, requires the affirmative vote of a majority of the Ordinary Shares present, in person or by proxy, and voting on the matter, provided that either: (i) at least a majority of the shares of shareholders who do not have a personal interest in the resolution are voted in favor thereof; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total number of shares of shareholders who do not have a personal interest in the resolution who voted against it does not exceed 2% of the outstanding voting rights in the Company.

In addition, officers of the Company who are also shareholders therein may have a personal interest in the approval of the insurance policies in light of their being beneficiaries of the insurance coverage.

Proposed Resolution

It is proposed that at the Meeting the following resolution be adopted:

“RESOLVED, that the the Company's engagement in directors and officer’s insurance policies, as a framework transaction, for a period of three years starting September 1, 2017, all as described in Item 1 of the Proxy Statement, be, and the same hereby are, approved.”

The Board of Directors recommends a vote FOR approval of the proposed resolution.

SHAREHOLDER PROPOSALS

Any shareholder of the Company who intends to present a proposal at the Meeting must satisfy the requirements of the Israeli Companies Law. Under the Israeli Companies Law, shareholders who severally or jointly hold at least 1% of the Company’s outstanding voting rights are entitled to request that the Board of Directors include a proposal in a shareholders meeting, provided that such proposal is appropriate for consideration by shareholders at such meeting. Such shareholders may present proposals for consideration at the Meeting by submitting their proposals in writing to our Corporate Secretary at the following address: Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, Attn.: Corporate Secretary. For a shareholder proposal to be considered for inclusion in the Meeting, our Corporate Secretary must receive the written proposal no later than August 14, 2017.

POSITION STATEMENTS

In accordance with the Israeli Companies Law and regulations promulgated thereunder, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on item 1 on the agenda of the Meeting to Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv, 61202 Israel, attn.: Corporate Secretary, no later than September, 4, 2017. Any position statement received will be filed by the Company on a Current Report on Form 6-K to the SEC and the ISA.

UPDATES

If we determine that an update is required for an item on the agenda, we will publish such update by way of issuing a press release and filing a Current Report on Form 6-K to the SEC and the ISA.

By Order of the Board of Directors, Lisa Haimovitz Senior Vice President, Global General Counsel and Corporate Secretary

Dated: August 7, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: August 7, 2017